UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-51402

CUSIP NUMBER N/A

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Federal Home Loan Bank of Seattle
Full Name of Registrant

Former Name if Applicable

1501 4th Avenue, Suite 1800
Address of Principal Executive Office (Street and Number)

Seattle, WA 98101
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule
12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Federal Home Loan Bank of Seattle (“Seattle Bank”) is unable to file its quarterly report on Form 10-Q for the period ended March 31, 2009, to be filed pursuant to the Securities Exchange Act of 1934, as amended, by May 15, 2009, the prescribed due date, as we have not been able to complete all accounting-related entries for other-than-temporary-impairment (“OTTI”) of certain of our private-label mortgage-backed securities (“MBS”) and consequently have been unable to finalize our financial statements.

On April 28, 2009 and May 7, 2009, our regulator, the Federal Housing Finance Agency (“Finance Agency”), provided us and the other 11 Federal Home Loan Banks (“FHLBanks”) with guidance on the process for determining OTTI with respect to private-label MBS and our early adoption of Financial Accounting Standards Board (“FASB”) Staff Position (“FSP”) 115-2 and 124-2, Recognition and Presentation of Other-than-Temporary Impairments (“FSP FAS 115-2”). The goal of the Finance Agency guidance is to promote consistency in the determination of OTTI for private-label MBS among all FHLBanks, based on the understanding that investors in the consolidated debt of the FHLBanks can better understand and utilize the information in the combined financial reports if it is prepared on a consistent basis. Recognizing that many of the FHLBanks desired to early adopt FSP FAS 115-2, the Finance Agency guidance also requires that all FHLBanks early adopt FSP FAS 115-2 in order to achieve consistency among the 12 FHLBanks and to follow certain guidelines for determining OTTI.

Under the Finance Agency guidance, each FHLBank continues to identify private-label MBS it holds that should be subject to a cash flow analysis consistent with generally accepted accounting principles and other regulatory guidance. To effect consistency in the cash flow analysis by ensuring the use of consistent key modeling assumptions, the Finance Agency guidance requires that for the first quarter of 2009 the Federal Home Loan Bank of San Francisco (“FHLBank of San Francisco”) provide the other 11 FHLBanks with assumptions to be used by all FHLBanks for purposes of producing cash flow analyses used in analyzing credit losses and determining OTTI for residential private-label MBS. The Finance Agency guidance required the FHLBank of San Francisco to determine the FHLBank System-wide modeling assumptions based upon the guidance in FSP FAS 115-2 and after consulting with the other FHLBanks and the Finance Agency. Each FHLBank is required to review the modeling assumptions developed by the FHLBank of San Francisco for reasonableness of the assumptions used in the cash flow analysis. In addition to using the modeling assumptions provided by the FHLBank of San Francisco, the Finance Agency guidance requires for the first quarter of 2009 that each FHLBank conduct its OTTI analysis utilizing a specified third-party risk model and a specified third-party detailed underlying loan performance data source.

In accordance with the Finance Agency guidance and to achieve consistency with other FHLBanks, the Seattle Bank has contracted with the FHLBank of San Francisco to provide key modeling assumptions for the residential private-label MBS owned by the Seattle Bank. Although our existing OTTI process incorporated the use of the specified models and we performed our own cash flow analysis as of March 31, 2009, our implementation of the Finance Agency guidance, particularly with respect to obtaining and validating key modeling assumptions from the FHLBank of San Francisco and establishing procedures and the related internal controls to review and approve such assumptions, resulted in our inability to file our quarterly report on Form 10-Q for the period ending March 31, 2009 by the prescribed due date of May 15, 2009 without unreasonable effort or expense. The Seattle Bank expects to file its quarterly report on Form 10-Q for the period ended March 31, 2009 on or before May 20, 2009.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Christina J. Gehrke	206	340-2300
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the ongoing assessment described in Part III of this notification, the Seattle Bank has not finalized its unaudited financial statements for the quarter ended March 31, 2009. However, we estimate that we will report a net loss of $16.2 million for the three months ended March 31, 2009, compared with net income of $31.5 million for the same period in 2008, with the decrease being primarily attributable to an estimated $71.7 million of credit-related OTTI charges on $1.8 billion of private-label MBS. We also expect to report OTTI charges related to all other factors of $895.2 million, which will be recorded in accumulated other comprehensive loss. Further, we expect to report total assets of $56.9 billion as of March 31, 2009, compared to total assets of $58.4 billion as of December 31, 2008. After transition adjustments related to retained earnings and accumulated other comprehensive loss associated with the adoption of FSP FAS 115-2 effective January 1, 2009, we estimate that our retained earnings will be $198.3 million as of March 31, 2009, compared to an accumulated deficit of $78.9 million as of December 31, 2008, and our accumulated other comprehensive loss will be $1.1 billion as of March 31, 2009, compared to $2.9 million as of December 31, 2008.

It is possible that the Seattle Bank will determine that it will have additional changes to its final results, which may change, perhaps significantly, the expected results presented in this Part IV. A reasonable estimate of any such additional changes cannot be made until the ongoing assessment described above is finalized, as described in Part III of this notification.

Forward-Looking Statements

This notification includes forward-looking statements based on the Bank’s expectations as of the date of this notification. Words such as “expects”, “will”, “it is possible” “estimate,” and similar words have been used in this notification to identify forward-looking statements. The Seattle Bank cautions that, by their nature, forward-looking statements involve risks and uncertainties, relating to, but not limited to, accounting requirements and related modeling, actions taken by regulators, instability in the credit and debt markets, economic conditions (including effects on, among other things, MBS), changes in interest rates, and prepayment spreads on mortgage assets. The Seattle Bank does not undertake to update any forward-looking statement herein or that may be made from time to time on behalf of the Seattle Bank. Additional factors are discussed in the Seattle Bank’s 2008 annual report on Form 10-K filed with the SEC.

Federal Home Loan Bank of Seattle
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date May 15, 2009	By:	/s/ Christina J. Gehrke
Name: Christina J. Gehrke
Title: Senior Vice President, Chief Accounting and Administrative Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).